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                               July 1, 2022

       Erik Young
       Senior Vice President, Chief Financial Officer
       PBF Energy Inc.
       One Sylvan Way, Second Floor
       Parsippany, New Jersey 07054

                                                        Re: PBF Energy Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed February 17,
2022
                                                            File No. 001-35764

       Dear Mr. Young:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2021

       Risk Factors, page 28

   1. Disclose the material effects of transition risks related to climate change that may affect your business,
financial condition, and results of operations, such as market trends that may alter business
opportunities or technological changes.
   2. We note your disclosure on page 39 of your Form 10-K regarding increased litigation risks related to
climate change. Please expand your disclosure to explain the potential impact to the company.
       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       63

   3. We note your 2022 Proxy Statement states that your facilities utilize state of the art pollution control
equipment to reduce emissions. Please revise your disclosure to identify
 Erik Young
PBF Energy Inc.
July 1, 2022
Page 2
         any material past and/or future capital expenditures for climate-related projects. Please provide quantitative information for each of the periods for which financial statements are presented in your Form 10-K and for any future periods as part of your response.
4. We note your disclosures on pages 35-36 of your Form 10-K regarding the physical effects of climate change. If material, discuss the physical effects of climate change on your operations and results in greater detail. This disclosure may include the following:
             quantification of material weather-related damages to your property or operations, including any damages due to rising sea levels;
             potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers; and
             any weather-related impacts on the cost or availability of insurance.
         Your response should include quantitative information for each of the periods for which financial statements are presented in your Form 10-K and explain whether changes are expected in future periods.
5.       We note your disclosures on page 70 regarding your Renewable Fuel
Standard
         compliance costs and page 105 regarding environmental and regulatory capital expenditures. Please tell us about and quantify any additional compliance costs related to climate change for each of the periods covered by your Form 10-K and whether increased amounts are expected to be incurred in future periods.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michael Purcell at 202-551-5351 or Karina Dorin at 202-551-3763 with any questions.



FirstName LastNameErik Young                                  Sincerely,
Comapany NamePBF Energy Inc.
                                                              Division of
Corporation Finance
July 1, 2022 Page 2                                           Office of Energy
& Transportation
FirstName LastName